15025163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 09 2015
Washington DC
404

SEC FILE NUMBER
8-42477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3603 Ridgeview Drive
(No. and Street)

Missouri City (City) Texas (State) 77459-4046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABBM Group, Ltd, LLP
(Name – *if individual, state last, first, middle name*)

9575 Katy Freeway,Suite 370 (Address) Houston (City) Texas (State) 77459-4046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Franklin Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities Investment Company, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Benjamin F. Smith
Signature

Chief Executive Officer
Title

Monica P. Moellering
Notary Public

MONICA P. MOELLERING
Notary Public, State of Texas
My Commission Expires
October 12, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Benjamin Securities Investment Company, Inc.

We have audited the accompanying financial statements of Benjamin Securities Investment Company, Inc. (a Texas corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Benjamin Securities Investment Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Benjamin Securities Investment Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption), Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption), and Schedule IV – Statement of Changes in Liabilities Subordinated to Claims of General Creditors, has been subjected to audit procedures performed in conjunction with the

audit of Benjamin Securities Investment Company, Inc.'s financial statements. The supplemental information is the responsibility of Benjamin Securities Investment Company Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
March 2, 2015

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and money market accounts	$ 6,846
Advisory fees receivable	7,148
Other receivables	5
Clearing deposit	11,362
Securities owned, at fair value	52,412
Property and equipment, net of accumulated depreciation of $44,732	12,904
Prepaid expenses and deposits	2,476
Total assets	$ 93,153
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 113
Accounts payable, related parties	1,536
Total liabilities	1,649
Stockholders' equity:	
Common stock, no par value, 1,000,000 shares authorized, 17,778 shares issued and outstanding	160,001
Retained earnings (deficit)	(68,497)
Total stockholders' equity	91,504
Total liabilities and stockholders' equity	$ 93,153

The accompanying notes are an integral part of these statements

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Income
Year Ended December 31, 2014

Revenue		
Investment advisory fees	$	89,210
Commissions		6,985
Interest and dividends		1,538
		97,733
Expenses		
Employee compensation and benefits		96,154
Regulatory fees		2,574
Professional fees		7,921
Commissions		311
Depreciation		5,238
Other expenses		4,649
Total expenses		116,847
Operating income (loss)		(19,114)
Other income (expense)		
Realized and unrealized gains (losses) on securities owned, net		(9,604)
Income (loss) before tax		(28,718)
Provision for Federal income tax		-
Net income (loss)	$	(28,718)

The accompanying notes are integral part of these statements

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.

Statement of Stockholders' Equity

Year Ended December 31, 2014

	Common Stock		Retained Earnings	
	Shares	Amount	(Deficit)	Total
Balances, December 31, 2013	17,778	$ 160,001	$ (39,779)	$ 120,222
Net income (loss)			(28,718)	(28,718)
Less, Dividends paid			-	-
Balances, December 31, 2014	17,778	$ 160,001	$ (68,497)	$ 91,504

The accompanying notes are an integral part of these statements

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Cash Flow
Year Ended December 31, 2014

Cash flows from operating activities:		
Net income (loss)	$	(28,718)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		5,238
Realized and unrealized (gains) losses on securities owned		9,604
Change in assets and liabilities		
(Increase) decrease in receivables		1,621
Proceeds from sale of securities owned		20,228
Purchases of securities owned		(35,299)
Increase (decrease) in accounts payable and accrued expenses		(545)
Increase (decrease) in accounts payable, shareholders		(10,224)
(Increase) decrease in prepaid expenses and deposits		(976)
Net cash flows from operating activities		(39,071)
Cash flows from investing activities:		
Increase in deposit account		-
Purchase of property and equipment		-
Net cash flows from investing activities		-
Cash flows from financing activities:		
Dividends paid		-
Net cash flows from financing activities		-
Net increase (decrease) in cash		(39,071)
Cash, beginning of period		45,917
Cash, end of period	$	6,846
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest		-
Cash paid for income tax	$	535

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Benjamin Securities Investment Co., Inc. (identified in these footnotes as "we" or the Company) is a Texas corporation incorporated on August 12, 1996. We are based in the Houston Gulf Coast area of Texas. We use December 31 as a fiscal year for financial reporting purposes. The Company is owned by Benjamin and Joyce Smith and their daughter, Jeri Ann Smith and grandson, Cyrus Javadi:

Person	Shares Owned	Ownership %
Benjamin Smith	8,000	45.00%
Jeri Ann Smith	4,440	24.98%
Joyce Smith	3,560	20.02%
Cyrus Javadi	1,778	10.00%
Total	17,778	100.00%

We are a broker-dealer registered with the SEC and are a member of FINRA and the Securities Investors Protection Corporation (SIPC). We have a fully disclosed correspondent agreement with Southwest Securities, Inc. effective October 2, 1996. This agreement remains in effect.

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii). This rule provides that it shall not be applicable to a broker or dealer:

> (ii) who, as an introducing broker or dealer, clears all transactions, with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to broker-dealers, using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Clearing deposit – As a condition to enter into the fully disclosed correspondent agreement, Southwest Securities, Inc. required us to deposit $10,000 with them. The agreement does not stipulate any restriction on the cash deposit. However, we consider the maintenance of this deposit necessary to the continuation of the correspondent agreement with Southwest Securities, Inc. The value of the account at December 31, 2014 was $11,362.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Accounts receivable – Accounts receivable are evaluated by management periodically for collectability, and an allowance for doubtful accounts is provided based on prior experience and management's evaluation. At December 31, 2014, no allowance was deemed necessary.

Securities owned – Securities owned are classified as trading securities in accordance with generally accepted accounting principles applicable to broker/dealers, and are reported at fair value. Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are discussed in more detail below.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date, when present, are recorded net on the statement of financial condition.

Revenue recognition – Investment advisory fees and commissions are recorded as earned. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Property and equipment – Property and equipment are stated at cost less accumulated depreciation computed principally using the straight line method over the estimated useful lives of the assets. Repairs are charged to expense as incurred. Impairment of long-lived assets is recognized when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management's opinion.

Federal income taxes – We are a "C" corporation under the Internal Revenue Code. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable FASB Topics regarding *Accounting for Income Taxes*, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Note 2 – Investment in securities owned:

FASB ASC 820, ***Fair Value Measurements and Disclosures*** establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Fair Value Measurements Using:		
December 31, 2014:	**Fair Value**	**Quoted Prices In Active Markets For Identical Assets (Level 1)**	**Level 2 and Level 3 Inputs**
Securities owned (trading securities):			
Domestic equities	$32,617	$32,617	
Foreign equities	$19,795	$19,795	
Total	$52,412	$52,412	

A reconciliation of Fair Values is as follows:

December 31, 2014:	**Investments in Securities Owned**
Beginning balance	$46,945
Total gains or losses (realized and unrealized) included in Statement of Income	(9,604)
Purchases, sales, issuances, and settlements (net)	15,071
Ending balance	$52,412

Gains and losses (realized and unrealized) included in net income (loss) for the year ended December 31, 2014 are reported in realized and unrealized gains (losses) on securities owned, net.

Note 3 – Property and equipment
The following is a summary of property and equipment:

December 31, 2014:	Property and Equipment
Furniture and fixtures	$ 31,385
Equipment	26,251
Total	57,636
Less, accumulated depreciation	(44,732)
Total property and equipment, net	$ 12,904

Depreciation expense for the year ended December 31, 2014 was $5,238.

Note 4 - Federal income tax:
We follow applicable FASB Topics regarding *Accounting for Income Taxes*. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for Federal income tax, using the expected rate of 15%, consists of the following:

	Year Ended December 31, 2014
Federal income tax attributable to:	
Current operations	$ (4,310)
Timing difference, unrealized loss on marketable securities	1,440
Timing difference, depreciation	790
Permanent difference, nontaxable dividend income	(160)
Subtotal	(2,240)
Change in deferred tax valuation allowance	2,240
Net provision for Federal income tax	$ -

The cumulative tax effect at the expected rate of 15% of significant items comprising our net deferred tax amount is as follows:

	December 31, 2014
Deferred tax asset (liability) attributable to:	
Difference between book and tax accumulated depreciation	$ (1,936)
Capital loss carryover	11,988
Net operating loss carryover	(2,065)
Unrealized loss in value of securities	2,589
Subtotal	10,576
Less: Valuation allowance	(10,576)
Net deferred tax asset	$ -

At December 31, 2014, we had an unused capital loss carryover of $79,917 that is available to offset future realized capital losses and expires in 2015. We believe that we are no longer subject to U.S. federal income tax examinations for fiscal years before 2011.

Note 5 – Related party transactions:
At December 31, 2014, we owed Benjamin and Joyce Smith, our majority shareholders, the amount of $533 for expenses paid on our behalf or funds advanced.

Under an expense sharing agreement, we share office space, computers, furniture and fixtures, and supplies with Smith & Smith, Certified Public Accountants, which is owned by two of our shareholders, Benjamin Smith and Joyce Smith. Under the agreement, we are to pay $1,500 per month to Smith & Smith for these shared expenses. However, the agreement allows for the expense liability to be forgiven. For the year ended December 31, 2014, we owe $1,003 to Smith & Smith in shared expenses. This is the net expense incurred for the year by the Company. Smith & Smith has forgiven the remaining balance of the liability and has the ability to pay those shared expenses.

Note 6 – Fidelity bond:
We carry a $100,000 fidelity bond as required by FINRA.

Note 7 – Concentrations of credit risks:
The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, we received approximately 50% of our investment advisory fees from two clients during the year ended December 31, 2014.

Note 8 – Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $62,764 which was $57,764 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 2.63 percent.

Note 9 – Subsequent events:
In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through the date of the auditors' report, the date on which these financial statements are available to be issued. We believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

Note 10 - New accounting pronouncements:
Recent accounting pronouncements which have not yet become effective have been evaluated by management and are not currently expected to have a material effect on our financial statements.

Schedule I

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.

December 31, 2014

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

Total stockholders' equity	$	91,504
Deduct stockholders' equity not allowable for net equity		(7,148)
Total stockholders' equity qualified for net capital		84,356
Subordinated borrowings		-
Other (deductions) or allowable credits - deferred income taxes		-
Total capital and allowable subordinated borrowings		84,356
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net of accumulated depreciation of $44,732		(12,904)
Net capital before haircuts on securities positions		71,452
Haircuts on securities positions		
Marketable securities		(7,877)
Undue concentrations		(811)
Net Capital	$	62,764
Aggregate indebtedness		
Total liabilities	$	1,649
Total aggregate indebtedness	$	1,649
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	57,764
Percentage of aggregate indebtedness to net capital		2.63%

Schedule I
BENJAMIN SECURITIES INVESTMENT COMPANY, INC.

December 31, 2014

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of December 31, 2014 (unaudited)	$ 60,851
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Adjustments affecting tentative net capital:	
Decrease in net income- Unrealized gain/loss in equity positions	(4,150)
Increase in cash position	2,894
Increase in pre-paid expenses and deposits	2,476
Increase in allowable accounts receivable	5
Increase in net income- lower foreign tax expense	
Increase in net income- lower franchise tax expense	-
Increase in Accounts Payable	(519)
Increase in Accounts Payable to Shareholders	
Adjustments of haircuts:	
Decrease in haircut for undue concentrations	1,222
Decrease in haircut for Equity Positions	(0)
Increase in haircuts on money market funds	(15)
Net capital as computed above	$ 62,764

Schedule II
BENJAMIN SECURITIES INVESTMENT COMPANY, INC.

December 31, 2014

Computation for Determination of the Reserve Requirement Under Rule 15c3-3 (Exemption)

1. This broker did not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers, and does not carry accounts of, or for customers, and does not engage in any of the activities described in paragraph (a) (2)(l) through (v) of Section 15c3-1. Therefore as per Reg. 15c3-1 par a(s)(vi), the net capital requirement is $5,000.

2. A computation for reserve requirements under Exhibit A of Rule 15c3-3 shows a zero reserve requirement.

Schedule III
BENJAMIN SECURITIES INVESTMENT COMPANY, INC.

December 31, 2014

Information For Possession or Control Requirement Under Rule 15c3-3 (Exemption)

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from Regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii).

This broker is an introducing broker on a fully disclosed basis and was not in possession or control of any securities during the year ended December 31, 2014.

Schedule IV
BENJAMIN SECURITIES INVESTMENT COMPANY, INC.

December 31, 2014

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of liabilities subordinated to claims of general creditors:		
Beginning of year	$	-
During the year		-
End of year	$	-

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Benjamin Securities Investment Company, Inc.

We have reviewed management's statements, included in the accompanying Benjamin Securities Investment Company, Inc., Exemption Report, in which (1) Benjamin Securities Investment Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benjamin Securities Investment Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions"), and (2) Benjamin Securities Investment Company, Inc. stated that Benjamin Securities Investment Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Benjamin Securities Investment Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benjamin Securities Investment Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
March 2, 2015

Benjamin Securities Investment Company, Inc.

408-307-9504
jeriann@benjaminadvisors.com

3603 Ridgeview Drive
Missouri City, TX
77459

Benjamin Securities Investment Company, Inc. Exemption Report

Benjamin Securities Investment Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year without exception

Benjamin Securities Investment Company, Inc.

I, Jeri Ann Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeri Ann Smith

Jeri Ann Smith
Vice President
March 1, 2015

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

To the Board of Directors
C/O Mr. Benjamin Smith
Chief Executive Officer
Benjamin Securities Investment Co, Inc.
3603 Ridgeview
Missouri City, TX 77459-4046

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Benjamin Securities Investment Co, Inc.as of and for the year ended December 31, 2014, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies.

> ***Finding:*** We noted that certain transactions, primarily expenses, were recorded in a period other than the period in which they occurred. This matter was also noted in the FINRA Cycle Examination dated June 11, 2014. The items included expenses reported in the incorrect period, and immaterial transactions recorded to Retained Earnings of the prior year that did not meet the criteria for a prior period

adjustment. We also noted errors in recording securities sales transactions of securities carried at fair value.

> ***Recommendation:*** The Company should institute review procedures to ensure that transactions are recorded in the proper accounting period. The review procedures could consist of have a second member of management review the general ledger in detail prior to preparation of FOCUS reports and computation of net capital.

Finding: Certain balance sheet items were included on the incorrect lines of FOCUS reports, although they were properly classified in the Allowable or Non-Allowable categories. This finding could have been the result of the small print used on FOCUS reports. There were also inconsistencies in calculating certain items on FOCUS reports.

> ***Recommendation:*** The Company should institute review procedures to ensure that FOCUS reports are properly prepared, including emphasizing the placement of balance sheet items on the correct line of the reports.

This letter is intended solely for the information and use of the Board of Directors, management, and others within Benjamin Securities Investment Co, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
March 2, 2015